

February 24, 2011

Mr. Eduardo Valero Erana
 President and Chief Executive Officer
BARCLAY ROAD, INC.
Pseo Alcobendas
10 A Centro Comercial Boulevar
Alcobendas, Spain 28109

Re: Barclay Road, Inc.
Item 4.01 Form 8-K
Filed February 7, 2011
File No. 0-52332

Dear Mr. Erana:

      We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Beverly A. Singleton
Staff Accountant